Filed by: Brookline Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: PCSB Financial Corporation

Exchange Act File Number of

Subject Company: 001-38065

The following is a joint press release of Brookline Bancorp, Inc. (“Brookline”) and PCSB Financial Corporation (“PCSB”) announcing the election deadline in connection with the proposed merger of PCSB with and into Brookline and related correspondence to PCSB stockholders with the election form and letter of transmittal.

Brookline Bancorp, Inc. and PCSB Financial Corporation Announce Election Deadline

BOSTON, MA and YORKTOWN HEIGHTS, NY -- September 26, 2022 -- Brookline Bancorp, Inc. (NASDAQ: BRKL) (“Brookline”) and PCSB Financial Corporation (NASDAQ: PCSB) (“PCSB”) announced today the deadline for stockholders of PCSB to elect the form of consideration that they wish to receive in PCSB’s pending merger with Brookline. The closing of the merger remains subject to customary closing conditions, including receipt of approvals from various federal and state regulatory agencies.

PCSB stockholders who wish to elect to receive either Brookline common stock or cash, or a combination of stock and cash, in exchange for their shares of PCSB common stock must deliver a properly completed Election Form and Letter of Transmittal, together with their PCSB stock certificate(s), if any, to Broadridge Corporate Issuer Solutions Inc. prior to 5:00 p.m., Eastern Time, on October 21, 2022. Pursuant to the merger agreement, Brookline and PCSB have the right to extend the election deadline, in which case they will issue a press release announcing such extension. Election materials were mailed on or about September 26, 2022 to holders of record of PCSB common stock at the close of business on September 19, 2022.

Under the terms of the merger agreement, stockholders of PCSB may elect to receive either $22.00 in cash or 1.3284 shares of Brookline common stock for each share of PCSB common stock, subject to allocation procedures to ensure 60% of the outstanding shares of PCSB common stock will be converted to Brookline common stock. As a result of the allocation procedures, a PCSB stockholder may not receive the merger consideration in the form elected, and the extent to which a PCSB stockholder receives the merger consideration in the form elected will depend on the elections made by other PSCB stockholders. Persons who purchase PCSB common stock after the September 19, 2022 record date and who continue to hold those shares until the closing of the merger will have those shares treated as “no election” shares for purposes of the allocation procedures under the merger agreement.

ABOUT BROOKLINE BANCORP, INC.

Brookline Bancorp, Inc., a bank holding company with approximately $8.5 billion in assets and branch locations in eastern Massachusetts and Rhode Island, is headquartered in Boston, Massachusetts and operates as the holding company for Brookline Bank and Bank Rhode Island. Brookline Bancorp, Inc. provides commercial and retail banking services and cash management and investment services to customers throughout Central New England. More information about Brookline Bancorp, Inc. and its banks can be found at the following websites: www.brooklinebank.com, and www.bankri.com.

ABOUT PCSB FINANCIAL CORPORATION

PCSB Financial Corporation is the bank holding company for PCSB Bank. PCSB Bank is a New York-chartered commercial bank that has served the banking needs of its customers in the Lower Hudson Valley of New York State since 1871. It operates from its executive offices and 14 branch offices located in Dutchess, Putnam, Rockland and Westchester Counties in New York. For more information, please visit www.pcsb.com.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Brookline filed a registration statement on Form S-4 with the SEC, which contains the proxy statement of PCSB and the prospectus of Brookline, as well as other relevant documents concerning the proposed transaction. Stockholders of PCSB and Brookline are encouraged to read the registration statement, including the proxy statement/prospectus that is a part of the registration statement, and the other relevant materials filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction, PCSB and Brookline. The proxy statement/prospectus was mailed to PCSB stockholders on August 12, 2022 and are available for free on the SEC’s website (www.sec.gov). The proxy statement/prospectus is available for free by contacting Carl M. Carlson, Brookline’s Co-President and Chief Financial Officer, at (617)-425-5331 or Jeffrey M. Helf, Chief Financial Officer of PCSB, at (914) 248-7272. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

FORWARD-LOOKING STATEMENTS

Certain of the statements made in this investor presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” and “estimate,” and similar expressions, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to Brookline or PCSB of the proposed merger, Brookline’s and PCSB’s future financial and operating results and their respective plans, objectives, and intentions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Brookline and PCSB to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized, (2) the risk that the cost savings and any revenue synergies from recently completed mergers may not be realized or may take longer than anticipated to realize, (3) disruption from the proposed merger, or recently completed mergers, with customer, supplier, or employee relationships, (4) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (5) the failure to obtain necessary regulatory approvals for the merger, (6) the possibility that the amount of the costs, fees, expenses, and charges related to the merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the merger to be satisfied, (8) the risk of successful integration of the two companies’ businesses, including the risk that the integration of PCSB’s operations with those of Brookline will be materially delayed or will be more costly or difficult than expected, (9) the risk of expansion into new geographic or product markets, (10) reputational risk and the reaction of the parties’ customers to the merger, (11) the risk of potential litigation or regulatory action related to the merger, (12) the dilution caused by Brookline’s issuance of additional shares of its common stock in the merger, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Brookline’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or PCSB’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Brookline and PCSB disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

BROOKLINE INVESTOR CONTACT:

Contact:	Carl M. Carlson
Brookline Bancorp, Inc.
Co-President, Chief Financial and Strategy Officer
(617) 425-5331
ccarlson@brkl.com

PCSB INVESTOR CONTACT:

Contact:	Joseph D. Roberto
PCSB Financial Corporation
Chairman, President and Chief Executive Officer
(914) 248-7272
jroberto@mypcsb.com

September 26, 2022

Dear Stockholder of PCSB Financial Corporation:

As you are aware, on September 21, 2022, the stockholders of PCSB Financial Corporation (“PSCB”) approved the merger of PCSB with and into Brookline Bancorp, Inc. (“Brookline”), with Brookline as the surviving corporation following the transaction (the “merger”).

As a result of the closing of the merger, each outstanding share of PCSB common stock that you own at the close of business on the closing date of the merger (the “closing date”) will automatically convert into the right to receive, at your election, either (A) 1.3284 shares of Brookline common stock (the “stock consideration”), or (B) $22.00 in cash, without interest and less any applicable withholding taxes (the “cash consideration” and collectively with the stock consideration, the “merger consideration”). Cash, without interest, as provided for in the merger agreement, will be paid in lieu of fractional shares of Brookline common stock. Both the cash consideration and the cash in lieu of fractional shares will be payable by check.

Please note that your election to receive either the cash consideration or the stock consideration is subject to allocation procedures contained in the merger agreement to ensure that 60% of the outstanding shares of PCSB common stock as of the closing date shall be converted to shares of Brookline common stock.

Please promptly follow the instructions on the enclosed Election Form and Letter of Transmittal (the “letter of transmittal”) from our Exchange Agent, Broadridge Corporate Issuer Solutions Inc., to receive the merger consideration payable with respect to your shares. The deadline to return the letter of transmittal is 5:00 p.m., Eastern Time, on October 21, 2022. Please return your stock certificate(s) with the letter of transmittal. The completed letter of transmittal, together with your stock certificate(s), should be returned to the Exchange Agent at the address below.

By Hand or Overnight Courier to:

Broadridge Corporate Issuer Solutions Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

By Mail to:

Broadridge Corporate Issuer Solutions Inc.

Attn: BCIS Re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717

If you have any questions about responding to this request, please call or email Broadridge Corporate Issuer Solutions Inc. at (866) 741-7908 or shareholder@broadridge.com.

Sincerely,

Paul Perrault
Chairman and Chief Executive Officer

Broadridge Corporate Issuer Solutions

ELECTION FORM AND LETTER OF TRANSMITTAL

(866) 741-7908 (toll free)
www.shareholder.broadridge.com

WHERE TO FORWARD YOUR ELECTION FORM AND LETTER OF TRANSMITTAL

The method of delivery of certificate(s) and all other required documents is at the election and risk of the owner. If you elect to send them by mail, it is recommended that you send them by certified or registered mail with return receipt requested and properly insured. If delivering instructions within a week of Expiration, it is recommended to submit via an overnight courier (excluding USPS overnight) to guarantee receipt of instructions prior to cutoff. Delivery will be deemed effective only when received by Broadridge.

If using UPS, FedEx or Courier: Broadridge, Inc., Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717

If using a USPS Service: Broadridge, Inc., Attn: BCIS Re-Organization Dept., P.O. Box 1317, Brentwood, NY 11717-0718

COMPANY NAME: PCSB FINANCIAL CORPORATION

CERTIFICATE INFORMATION:
PLEASE RETURN YOUR STOCK CERTIFICATE(S) WITH THIS ELECTION FORM AND LETTER OF TRANSMITTAL.

❶ Certificate No.	Shares	Certificate No.	Shares

Shares from other certificates held:

☐ LOST STOCK CERTIFICATE. If you do not return your certificate with this Election Form and Letter of Transmittal and you do not check this box, your shares will be designated as "No Election".

❷	
Certificated shares:	
Book-Entry shares:	
Total shares:	

D9027I-TBD

❸ **ELECTION OPTIONS** (MARK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED OR NO BOX IS CHECKED, YOUR SHARES WILL BE DESIGNATED AS "NO ELECTION" SHARES.
EXPIRATION 5:00 PM EASTERN TIME ON OCTOBER 21, 2022

☐ ALL STOCK ELECTION	Exchange all shares of PCSB FINANCIAL CORPORATION common stock for shares of surviving corporation common stock plus cash in lieu of any fractional shares ("Stock Election")
☐ ALL CASH ELECTION	Exchange all shares of PCSB FINANCIAL CORPORATION common stock for cash ($22.00 per share) ("Cash Election")
☐ COMBINATION	Exchange ___________ shares of PCSB FINANCIAL CORPORATION common stock for surviving corporation common stock and the remainder in cash ("Combination Election")
☐ NO ELECTION	No preference with respect to the receipt of either surviving corporation common stock or cash

Important: If you do not select an option or select more than one, it will be assumed that you have no preference as to these shares and the shares shall be designated No Election shares. In addition, your election is subject to certain limits and allocation procedures set forth in the merger agreement.

MERGER ELECTION

INSTRUCTIONS FOR COMPLETING THE ELECTION FORM AND LETTER OF TRANSMITTAL

IF YOU NOW RESIDE AT A DIFFERENT ADDRESS FROM THE ADDRESS TO WHICH THIS DOCUMENT WAS MAILED, PLEASE FILL OUT BOX 7, AND CHECK OFF THE BOX INDICATING A PERMANENT ADDRESS CHANGE. NO MEDALLION GUARANTEE WILL BE REQUIRED.

❶ PLEASE INDICATE IN THIS SECTION THE CERTIFICATE(S) NUMBER(S) AND RESPECTIVE AMOUNT OF SHARES THAT ARE IN YOUR POSSESSION. IF YOU ARE NOT IN POSSESSION OF SOME OR ALL OF YOUR STOCK CERTIFICATE(S), YOU MUST CONTACT AMERICAN STOCK TRANSFER & TRUST COMPANY (PCSB FINANCIAL CORPORATION'S TRANSFER AGENT) AT (800) 937-5449 OR HELP@ASTFINANCIAL.COM. YOU WILL BE REQUIRED TO SUBMIT THE NECESSARY FORMS AND A CHECK FOR THE POSTING OF A SURETY BOND, THE DETAILS OF WHICH WILL BE PROVIDED BY AMERICAN STOCK TRANSFER & TRUST COMPANY. PLEASE DO NOT RETURN YOUR CERTIFICATE(S) WITH THIS ELECTION FORM AND LETTER OF TRANSMITTAL.

❷ PLEASE INDICATE IN THIS SECTION THE TOTAL AMOUNT OF SHARES OWNED BY YOU.

❸ IN THE BOX MARKED "ELECTION OPTIONS" INDICATE WHETHER YOU WOULD LIKE TO RECEIVE FOR YOUR SHARES ONLY SHARES OF SURVIVING CORPORATION COMMON STOCK, ONLY CASH, A COMBINATION OF SHARES OF SURVIVING CORPORATION COMMON STOCK AND CASH OR "NO ELECTION". MARK ONLY ONE SELECTION IN THIS BOX.

❹ CERTIFICATION OF YOUR TAX ID NUMBER IS REQUIRED IN ORDER TO PREVENT WITHHOLDING FROM YOUR ENTITLEMENT PROCEEDS. **YOU MUST FILL OUT, SIGN AND DATE THIS FORM W-9 (OR SUBMIT A FORM W-8, AS APPLICABLE), OTHERWISE YOUR TRANSMITTAL AND ACCOMPANYING DOCUMENTS WILL BE RETURNED TO YOU FOR COMPLETION. PLEASE NOTE THAT AN INCOMPLETE W-9 WILL NOT BE RETURNED, AND WILL BE PROCESSED ACCORDINGLY.**

❺ **THIS SECTION MUST BE SIGNED AND DATED BY ALL REGISTERED OWNERS, OTHERWISE YOUR TRANSMITTAL AND ACCOMPANYING DOCUMENTS WILL BE RETURNED TO YOU FOR COMPLETION.**

❻ THIS SECTION SHOULD BE COMPLETED AND SIGNED IF YOU WANT YOUR ENTITLEMENT TO BE ISSUED IN ANOTHER NAME. **A MEDALLION SIGNATURE GUARANTEE WILL BE REQUIRED** (I.E. SIGNATURE IS GUARANTEED BY A BANK, BROKER OR OTHER FINANCIAL INSTITUTION THAT IS A MEMBER OF A SECURITIES TRANSFER ASSOCIATION-APPROVED MEDALLION PROGRAM SUCH AS STAMP, SEMP OR MSP).

❼ THIS SECTION SHOULD BE COMPLETED OR SIGNED IF YOU WANT YOUR ENTITLEMENT TO BE MAILED TO AN ALTERNATIVE ADDRESS THAT IS DIFFERENT THAN YOUR ADDRESS IN THE ACCOUNT REGISTRATION SECTION.

SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS To be completed ONLY if issuance/payment is to be made in a name other than that shown in the Account Registration section on the reverse side of this form. Please note: an appropriate Form W-9 or Form W-8, as applicable, must also be completed for the person receiving the issuance/payment .. You may obtain such forms by contacting the agent at the number listed on the reverse side. If you have completed this section, your signature on the face of this Letter of Transmittal must be guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association-approved medallion program such as STAMP, SEMP or MSP. NAME: ADDRESS: SOCIAL SECURITY OR TAXPAYER ID NUMBER OF RECIPIENT: If you have more than one stock certificate registered in different names, a separate Election Form and Letter of Transmittal must be submitted for each registration. Additional copies of the Election Form and Letter of Transmittal can be obtained by contacting Broadridge at the number listed on the reverse side. If payment for securities is to be made to any person other than the registered holder(s), or if surrendered stock certificate is registered in the name of any person other than the person(s) signing the Election Form and Letter of Transmittal, any stock transfer taxes payable as a result of the transfer to such person (whether imposed on the registered holder(s) or such person) shall be paid prior to the submission of this Election Form and Letter of Transmittal. Broadridge reserves the right to deduct the amount of such taxes from the payment, if satisfactory evidence of the payment of such taxes, or exemption therefrom, is not submitted. If the Election Form and Letter of Transmittal is signed by a person other than the registered owner (e.g., where the shares have been assigned), the Election Form and Letter of Transmittal must be accompanied by a stock power guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association-approved medallion program such as STAMP, SEMP or MSP. 6 SPECIAL DELIVERY INSTRUCTIONS To be completed ONLY if delivery is to be made to someone other than the registered holder(s), or to such registered holder(s) at an address other than that shown on the reverse side. NAME: ADDRESS: PLEASE CHECK THIS BOX IF THIS IS A PERMANENT CHANGE OF ADDRESS 7 ISSUE TO: MAIL TO: ! D90272-TBD Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number; (2) I am not subject to backup withholding either because I am exempt from backup withholding, I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified me that I am not subject to backup withholding; and (3) I am a U.S. Person (or a U.S. resident alien). Certification Instructions - You must cross out Item (2) on the reverse side if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2). SUBSTITUTE FORM W-9 REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION 4 THIS SUBSTITUTE FORM W-9 MUST BE FILLED OUT AND SIGNED PRINT YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER HERE NOTE: Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order to satisfy the Exchange/Paying Agent that a foreign individual qualifies as an exempt recipient, such stockholder(s) must submit a statement, signed under penalties of perjury, attesting to that individual's exempt status, on the appropriate and properly completed Form W-8, or successor form. Such statements can be obtained from the Exchange/Paying Agent. IF YOU ARE AWAITING A TAXPAYER IDENTIFICATION NUMBER, WRITE "APPLIED FOR" IN THE SUBSTITUTE FORM W-9 ABOVE, AND COMPLETE AND SIGN BOTH THIS CERTIFICATION AND THE SUBSTITUTE FORM W-9. I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, a percentage (currently 28 percent) of all reportable cash payments made to me will be withheld until I provide a number and such retained amounts will be remitted to the Internal Revenue Service as backup withholding. Signature: Date: Signature: Date: 5 THIS LETTER OF TRANSMITTAL MUST BE SIGNED BY ALL REGISTERED OWNERS Each registered owner must sign here exactly as the name(s) appear(s) in the account registration. If all registered owners have signed this Letter of Transmittal, no endorsements of certificates or separate stock powers are required. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, it must be so indicated and proper evidence of authority, satisfactory to Broadridge, must be submitted .. THE UNDERSIGNED REPRESENTS THAT I (WE) HAVE FULL AUTHORITY TO SURRENDER WITHOUT RESTRICTION THE CERTIFICATE(S) ENCLOSED HEREIN. Signature: Signature: Date: Telephone No. (Required): E-mail Address: Please submit your original stock certificate(s) with this Election Form and Letter of Transmittal. If you are not in possession of your stock certificate(s), please see Instruction #1 of the accompanying instructions for completing the Election Form and Letter of Transmittal. Shares held in Book-Entry form are un-certificated and need not be submitted (although this Election Form and Letter of Transmittal must still be completed). Place Medallion Stamp Here

September 26, 2022

Dear PCSB Bank Employee Stock Ownership Plan Participant:

You are receiving this letter as a participant in the PCSB Bank Employee Stock Ownership Plan (the “Plan”). As you are aware, on September 21, 2022, the stockholders of PCSB Financial Corporation (“PSCB”) approved the merger of PCSB with and into Brookline Bancorp, Inc. (“Brookline”), with Brookline as the surviving corporation following the transaction (the “merger”).

As a result of the closing of the merger, each outstanding share of PCSB common stock held in your Plan stock account as of the close of business on the closing date of the merger (the “closing date”) will automatically convert into the right to receive, at your election, either (A) 1.3284 shares of Brookline common stock (the “stock consideration”), or (B) $22.00 in cash, without interest and less any applicable withholding taxes (the “cash consideration” and collectively with the stock consideration, the “merger consideration”). Cash, without interest, as provided for in the merger agreement, will be paid in lieu of fractional shares of Brookline common stock. Both the cash consideration and the cash in lieu of fractional shares will be payable by check. As a participant in the Plan, you have the opportunity to direct the Plan trustee to submit an election to receive stock consideration, cash consideration, a combination, or “no election” with respect to the shares of PCSB common stock allocated to your Plan account.

Subject to the exercise of its fiduciary duties, the Plan trustee will (i) make an election with respect to shares allocated to participants’ accounts in accordance with the participants’ timely received elections and (ii) make an election with respect to the unallocated shares held in the Plan’s suspense account, as well as all shares allocated to participant accounts for which an election is not timely received or for which the participant elected “no election”, in the same proportion of the aggregate responses received from participants.

Please note that your election to receive either the cash consideration or the stock consideration is subject to allocation procedures contained in the merger agreement to ensure that 60% of the outstanding shares of PCSB common stock as of the closing date shall be converted to shares of Brookline common stock.

To make your election, please promptly follow the instructions on the enclosed Merger Consideration Election Direction Form. The deadline to return the Merger Consideration Election Direction Form is 5:00 p.m., Eastern Time, on October 14, 2022. The completed Merger Consideration Election Direction Form should be returned to the address below:

By Hand or Overnight Courier to:

Broadridge Corporate Issuer Solutions Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

By Mail to:

Broadridge Corporate Issuer Solutions Inc.

Attn: BCIS Re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717

If you have any questions about responding to this request, please call or email Broadridge Corporate Issuer Solutions Inc. at (866) 741-7908 or shareholder@broadridge.com.

This form must be received by Broadridge Corporate Issuer Solutions Inc. no later than 5:00 p.m. Eastern Time October 14, 2022	PCSB BANK EMPLOYEE STOCK OWNERSHIP PLAN
MERGER CONSIDERATION ELECTION DIRECTION FORM

This Merger Consideration Election Direction Form is being delivered in accordance with the Agreement and Plan of Merger, dated as of May 23, 2022 (the “Merger Agreement”), by and between Brookline Bancorp, Inc. (“Brookline”), and PCSB Financial Corporation (“PCSB”), pursuant to which PCSB will merge with and into Brookline with Brookline continuing as the surviving corporation (the “Merger”). As a result of the Merger, each outstanding share of PCSB common stock held in the PCSB Bank Employee Stock Ownership Plan (the “Plan”) as of the close of business on the closing date, will automatically convert into the right to receive either (A) 1.3284 shares of Brookline common stock (the “Stock Consideration”), or (B) $22.00 in cash (the “Cash Consideration”) (together with the Stock Consideration, the “Merger Consideration”). As a participant in the Plan, you have the opportunity to direct to the Plan trustee to make an election to receive Stock Consideration, Cash Consideration, a combination of Stock Consideration and Cash Consideration, or “No Election” with respect to the shares of PCSB common stock held in your Plan account as of the closing date, in accordance with the instructions and limitations set forth below.

Per the Merger Agreement, approximately 60% of the outstanding shares of PCSB common stock as of the closing date will be converted the Stock Consideration. Accordingly, your election is not guaranteed. Please note that your election does not apply to unallocated PCSB common stock held in the Plan’s suspense account.

Subject to the exercise of its fiduciary duties, the Plan trustee will (i) make an election with respect to shares allocated to participants’ accounts in accordance with the participants’ timely received elections and (ii) make an election with respect to the unallocated shares held in the Plan’s suspense account, as well as all shares allocated to participant accounts for which an election is not timely received or for which the participant elected “no election”, in the same proportion of the aggregate responses received from participants.

INSTRUCTIONS:

If you wish to submit this form by mail, you must complete, sign and date this Merger Consideration Election Direction Form and promptly submit it to Broadridge Corporate Issuer Solutions Inc. in the envelope provided. Forms not received by 5:00 p.m., Eastern Time, October 14, 2022 (the “Election Deadline”) will be deemed not to have made an election. If you are signing as an alternate payee or beneficiary, please give your full title as such and submit appropriate documentation supporting your authority.

MERGER CONSIDERATION ELECTION DIRECTIONS:

As a participant, alternate payee or beneficiary in the Plan, you can direct the trustee of the Plan to elect on your behalf to receive Cash Consideration, Stock Consideration, or a combination of Cash Consideration and Stock Consideration. Your directions will be used to determine the Merger Consideration that will be allocated to your Plan account in exchange for the shares of PCSB common stock presently allocated to your Plan account. The election made by the Plan trustee is subject to proration as described in the Proxy Statement/Prospectus mailed to you on or about August 12, 2022 and in the Merger Agreement. You are urged to read the Proxy Statement/Prospectus, the Merger Agreement and the attached letter in their entirety before completing this form. Your directions will apply to the total number of shares of PCSB Common Stock allocated to your Plan account.

Name and Address of Plan Account Holder (Please fill in, if blank, exactly as name appear in Plan Account records)

PCSB BANK ESOP MERGER CONSIDERATION ELECTION DIRECTION FORM

ELECTION OPTIONS

(MARK ONLY ONE BOX. IF MORE THAN ONE BOX IS CHECKED OR NO BOX IS CHECK, THE SHARES HELD IN YOUR PLAN ACCOUNT WILL BE DESIGNATED AS “NO ELECTION” SHARES.)

EXPIRATION 5:00PM EASTERN TIME ON OCTOBER 14, 2022

☐ ALL STOCK ELECTION	Exchange all shares of PCSB FINANCIAL CORPORATION common stock for shares of surviving corporation common stock plus cash in lieu of any fractional shares (“Stock Election”)
☐ ALL CASH ELECTION	Exchange all shares of PCSB FINANCIAL CORPORATION common stock for cash ($22.00 per share) (“Cash Election”)
☐ COMBINATION	Exchange __________ shares of PCSB FINANCIAL CORPORATION common stock for surviving corporation common stock and the remainder in cash (“Combination Election”)
☐ NO ELECTION	No preference with respect to the receipt of either surviving corporation common stock or cash
Important:	If you do not select an option or select more than one, it will be assumed that you have no preference as to these shares and the shares shall be designated No Election shares.

DIRECTION, ACKNOWLEDGEMENT AND SIGNATURE:

I hereby direct the Plan trustee to elect the Merger Consideration with respect to the PCSB common stock held in my Plan account in accordance with the foregoing directions. In connection with my directions:

•	I understand and acknowledge that my directions will not be divulged on an individual basis to PCSB or its officers and directors.

•	I have read and understand the attached notice, which provides additional information about my directions and the treatment of Merger Consideration received by the Plan, the terms of which are incorporated herein.

•	I understand and acknowledge that I have received a copy of the Proxy Statement/Prospectus.

Signature: Social Security Number for Account Holder: Print Name and Title (as applicable): Date: Daytime Telephone No. (include area code):

Please return the completed Merger Consideration Election Direction Form to: BROADRIDGE CORPORATE ISSUER SOLUTIONS INC., Exchange Agent at the address below:

By Overnight Courier to:

Broadridge Corporate Issuer Solutions Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

By Mail to:

Broadridge Corporate Issuer Solutions Inc.

Attn: BCIS Re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.